Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-209921
To Prospectus Supplement dated May 26, 2016
(to Prospectus dated March 30, 2016)

Treasury Offering of Units
May 27, 2016

A final short form base shelf prospectus dated March 7, 2016 and a prospectus supplement dated May 26, 2016 containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in British Columbia, Alberta and Ontario. Copies of the final short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement may be obtained from the Company at: info@northerndynasty.com.

The Company (as defined herein) has filed a registration statement (including a prospectus dated March 30, 2016) and a prospectus supplement dated May 26, 2016 with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus, as supplemented, if you request it.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investors should be aware that the acquisition of the Units described herein may have tax consequences. Investors should read the tax discussion in the prospectus supplement filed for the Units, however, the short form base shelf prospectus or such prospectus supplement may not fully describe these tax consequences.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Northern Dynasty Minerals Ltd. (the “Company”).

Offering:	Treasury offering of 2,222,222 units (the “Units”) directly marketed by the Company to investors who have a pre-existing relationship with a director or officer of the Company.

Units:	Each Unit consists of one common share (a “Share”) and one common share purchase warrant (a “Warrant”).

Warrants:	Each Warrant is exercisable into one common share (a “Warrant Share”) at an exercise price of CDN$0.65 per Warrant Share for a period of five (5) years from the Closing Date.

Issue Price:	CDN$0.45 per Unit.

Amount:	Up to CDN$1,000,000, with no minimum.

Concurrent Offering

The Offering is being conducted concurrently with an offering of up to an additional 31,111,111 Units at the Issue Price for additional gross proceeds of up to CDN$14,000,000 pursuant to an agency agreement entered into by the Company on May 26, 2016 (the “Agency Agreement”). The Agency Agreement provides for an over-allotment option for the purchase of an additional 4,666,667 Units at the Issue Price (the “Over-Allotment Option”). If the Over-allotment Option is exercised in full, the gross proceeds from the Concurrent Offering will equal $16,100,000. There is no assurance all or any portion of the Concurrent Offering will be completed or the Over-Allotment Option exercised.

Treasury Offering of Units
May 27, 2016

Use of Proceeds:

The net proceeds of the Offering will be used to fund the Company’s multi- dimensional strategy to address the United States Environmental Protection Agency’s proposed pre-emptive regulatory action under the United States Clean Water Act and to prepare the Pebble Project to initiate federal and state permitting under the United States National Environmental Policy Act, costs to keep the Pebble project in good standing, costs to advance a potential partner(s) transaction, and for working capital and general corporate purposes.

U.S. Accredited Investors

Marketed directly by the Company in the United States only to “Accredited Investors”, as defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended, by way of a U.S. base shelf prospectus and prospectus supplement.

Listing:

The existing common shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NDM” and on the NYSE MKT under the symbol “NAK”. The Company will use its best efforts to obtain the necessary approvals to list the Shares and Warrant Shares on the TSX and the NYSE MKT, and the Warrants on the TSX. Closing conditional upon receipt of TSX and NYSE MKT approvals.

Commission:	No commissions will be paid to any of the officers or directors of the Company involved in the Offering.

Closing Date:	On or about June 10, 2016, or such other date as determined by the Company.

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.